UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

______________________________

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

______________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: April 28, 2016	By:	/s/ Wang Jian
Name: Wang Jian Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

On 28 April 2016, CEA Research Center, a wholly-owned subsidiary of the Company entered into the Services Framework Agreement with Eastern Air Industrial Investment, pursuant to which Eastern Air Industrial Investment and its subsidiaries will provide the property management services, accommodation and catering services and ground transportation services to CEA Research Center.

Since the applicable percentage ratios for the highest proposed cap for the eight months ending 31 December 2016 and the nine months ending 30 September 2017 for the continuing connected transactions under the Services Framework Agreement are more than 0.1% but less than 5%, in accordance with Chapter 14A of the Listing Rules, the continuing connected transactions under the Services Framework Agreement are only subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules and are exempted from the independent shareholders’ approval requirement.

THE SERVICES FRAMEWORK AGREEMENT

On 28 April 2016, CEA Research Center, a wholly-owned subsidiary of the Company entered into the Services Framework Agreement with Eastern Air Industrial Investment, pursuant to which Eastern Air Industrial Investment and its subsidiaries will provide the property management services, accommodation and catering services and ground transportation services to CEA Research Center.

Term

The term of the Services Framework Agreement will commence from 1 May 2016 to 30 September 2017. The parties to the Services Framework Agreement may extend the term of the Services Framework Agreement upon mutual agreement in writing.

Services

Property management services: Eastern Air Industrial Investment will provide the property management services to CEA Research Center for the properties with a gross floor area of approximately 184,900 square meters. The services include the integrated management service, public facilities maintenance service, public order maintenance service, public environment maintenance service and customized service. The property management services adopt the 24 hours operation management system, whole life cycle of equipment and facilities management and emergency management.

Accommodation and catering services: a wholly-owned subsidiary of Eastern Air Industrial Investment will provide accommodation and catering services to CEA Research Center including (i) 688 guest rooms with an aggregated gross floor area of 24,480 square metres; (ii) a dining hall with a gross floor area of 2,000 square metres and a designed capacity of 2,000 people which is able to accommodate 1,000 people to have foods simultaneously, and a kitchen with a gross floor area of 2,000 square metres. The accommodation services include reception service and guest room management service for checked-in customers. The reception service includes reservation, guest receiving, inquiry and baggage storage. The guest room management service includes room service and the cleaning of guest room as well as the public areas of the apartment. The catering services include provision of optional meals, buffet, western-style food and Chinese food for breakfast, lunch and dinner and provision of customized catering service according to proprietor’s requirement.

Ground transportation services: Eastern Air Industrial Investment and its subsidiaries will provide ground transportation services (including airport shuttle, airport ferry and transfer service) to students, management personnel, business personnel and staff of the CEA Research Centre for their airport pick-up and commuting assurance.

Pricing policy

The services fees to be charged by Eastern Air Industrial Investment and its subsidiaries to CEA Research Center will be determined by the parties based on the quotation for the same type of services available from independent third parties with reference to relevant factors as mentioned below. A department or an officer designated by two parties will be responsible for verifying the quotation and terms for the same type of services from independent third parties (in general, inquires on quotation and terms will be made to at least two independent third parties by e-mail, facsimile or telephone). The services fees will be determined by two parties after comparing and taking into consideration certain factors including quotation, quality, scope, area, type and seasonality of services, and specific needs of the parties. The services fees to be charged by Eastern Air Industrial Investment to CEA Research Center should not be higher than the fees of the same type of services provided by Eastern Air Industrial Investment to independent third parties.

The service fees are payable monthly in arrears.

PROPOSED CAPS

Having considered (i) property management services plan, implementation plan, services standard and full function open use of CEA Research Center for the property management services; (ii) the labor costs and management fees of staff allocated based on the industry standard and the needs of accommodation and catering services of CEA Research Center for the accommodation and catering services; and (iii) the number of trainings in 2015 and the expected increase of 20% in the number of flights of the Company during 13th Five Year Plan for the ground transportation services, the Directors propose to set the proposed caps for the eight months ending 31 December 2016 and the nine months ending 30 September 2017 for the continuing connected transactions under the Services Framework Agreement as follows:

	Proposed caps for
	the relevant period
	Eight months	Nine months
	ending 31	ending 30
	December	September
	2016	2017
	(from	(from
	1 May	1 January
	2016 to	2017 to
	31 December	30 September
	2016)	2017)
	(RMB)	(RMB)
Maximum services fee payable by CEA Research Center for the property management services	12,800,000	24,200,000
Maximum services fee payable by CEA Research Center for the accommodation and catering services	9,000,000	22,000,000
Maximum services fee payable by CEA Research Center for the ground transportation services	4,300,000	12,700,000
Total	26,100,000	58,900,000

REASONS FOR AND BENEFITS OF TRANSACTIONS

Eastern Air Industrial Investment has rich experience in providing relevant long-term services to civil aviation corporations and possesses the relevant qualifications for operating such businesses. It also has professional aviation knowledge and fully understands the nature, content and major concerns of the businesses of aviation corporations. It provided high-quality, high-efficient and cost-effectiveness services in relation to property management, accommodation and catering and ground transportation to other subsidiaries of the Company during their previous cooperation. The transactions entered into between CEA Research Center and Eastern Air Industrial Investment is beneficial towards ensuring ordinary operation of CEA Research Center and facilitating the business development of CEA Research Center.

In light of the above factors, the Board (including the independent non-executive Directors) considers that the transactions under the Services Framework Agreement are conducted on normal commercial terms or on terms no less favourable to the Company than those available to independent third parties, and are entered into on a continuing or recurring basis in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

The Board (including the independent non-executive Directors) further considers that the proposed caps for the transactions under the Services Framework Agreement for the eight months ending 31 December 2016 and nine months ending 30 September 2017 are fair and reasonable.

IMPLICATIONS UNDER THE LISTING RULES

Eastern Air Industrial Investment is a wholly-owned subsidiary of CEA Holding, the controlling shareholder of the Company, Eastern Air Industrial Investment is a connected person of the Company under the Listing Rules. Therefore, the transactions contemplated under the Services Framework Agreement entered into between CEA Research Center and Eastern Air Industrial Investment constitute continuing connected transactions of the Company under the Listing Rules.

Since the applicable percentage ratios for the highest proposed cap for the eight months ending 31 December 2016 and the nine months ending 30 September 2017 for the continuing connected transactions under the Services Framework Agreement are more than 0.1% but less than 5%, in accordance with Chapter 14A of the Listing Rules, the continuing connected transactions under the Services Framework Agreement are only subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules and are exempted from the independent shareholders’ approval requirement.

Mr. Liu Shaoyong (a Director and chairman of the Company), Mr. Xu Zhao (a Director) and Mr. Gu Jiadan (a Director) are members of senior management of CEA Holding, which may be regarded as having a material interest in the continuing connected transactions under the Services Framework Agreement and therefore they have abstained from voting at the meeting of the Board convened for the purpose of approving the continuing connected transactions. Save as disclosed above, none of the other Directors has a material interest in the continuing connected transactions.

GENERAL

The Company	The Company is principally engaged in the business of civil aviation;

CEA Research Center	CEA Research Center is principally engaged in technological research and development in the field of aviation and provision of employee training within the Group and conference services, a wholly-owned subsidiary of the Company;

Eastern Air Industrial Investment	Eastern Air Industrial Investment is principally engaged in the businesses in relation to construction materials, general equipment, electrical appliances, groceries, maintenance of ground equipment, labour service (excluding intermediary labour service), communication network equipment engineering, hotel management, property management and leasing, a wholly-owned subsidiary of CEA Holding.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“Board”	means the board of Directors;

“CEA Holding”	means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company directly or indirectly holding approximately 62.07% of its issued share capital as at the date of this announcement;

“CEA Research Center”	means 東航技術應用研發中心有限公司 (China Eastern Airlines Technology Application Research Center Co., Ltd.), a limited liability company incorporated in the PRC;

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“connected person”	has the same meaning ascribed to this term under the Listing Rules;

“Directors”	means the directors of the Company;

“Eastern Air Industrial Investment”	means 東航實業集團有限公司 (Eastern Air Investment Group Co., Ltd.), a limited liability company incorporated in the PRC;

“Listing Rules”	means the Rules Governing the Listing of Securities on the Stock Exchange;

“PRC”	means the People’s Republic of China;

“RMB”	means renminbi, the lawful currency of the PRC;

“Services Framework Agreement”	means the property management and accommodation and catering and ground transportation services framework agreement dated 28 April 2016 entered into between CEA Research Center and Eastern Air Industrial Investment;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“%”	percentage.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary
Shanghai, the PRC
28 April 2016

As at the date of this announcement, the Directors include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director) and Shao Ruiqing (Independent non-executive Director).